LOAN AGREEMENT

THIS AGREEMENT dated as of July 1, 2002 is between:

QUEST INVESTMENT CORPORATION, a British Columbia company, having an office at Suite 300, 570 Granville Street, Vancouver, British Columbia V6C 3P1

(the "Lender")

AND:

A. & E. CAPITAL FUNDING INC., a *Canada Business Corporations Act* corporation, having an office at Suite 3000, 2300 Yonge Street, Toronto, Ontario M4P 1E4

(the "Borrower")

AND:

NEWBORN REALTY CORP.

("Newborn")

WHEREAS:

A. The Lender, through its predecessor Peruvian Gold Limited, provided certain guarantees (the "Guarantees") in favour of HSBC Securities (Canada) Inc. ("HSBC") and deposited the sum of $2,400,000 with HSBC (the "Deposit"), as security for the indebtedness of the Borrower to HSBC (the "Indebtedness") as evidenced by the Borrower's HSBC Account (as defined below).

B. In consideration for providing the Guarantees and the Deposit, the Borrower has been paying to the Lender guarantee fees of US$10,000 per month (collectively, the "Guarantee Fees").

C. To refinance the Indebtedness and to permit the termination of the Guarantees and the return of the Deposit to the Lender, the Lender has agreed to lend to the Borrower and the Borrower has agreed to borrow from the Lender, the principal amount of $2,522,147.68 (the "Loan") on the terms and subject to the conditions of this Agreement.

D. Newborn, a subsidiary of the Borrower, holds legal title to the Properties (as later defined) on behalf of the Borrower, and has agreed with the Borrower to grant the Lender the Participation Interest (as later defined).

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1. **Definitions.** In this Agreement:

(a) "Borrower's HSBC Account" means the Borrower's HSBC US Dollar Margin Account No. 16-7826-F;

(b) "Business Day" means a day which is not a Saturday, Sunday or a statutory holiday in British Columbia;

(c) "Indebtedness" has the meaning set forth in Recital A above;

(d) "Lender's HSBC Account" means the Lender's HSBC Margin Account No. 313467-A/B;

(e) "Participation Interest" has the meaning ascribed in paragraph 6 below;

(f) "Properties" means collectively Phases II, III, and IV of the Borrower's real estate properties located in Greenville, South Carolina, generally known as Laurel Valley Estates, whether held directly or indirectly through Newborn or any other subsidiary companies; and

(g) "Timberline Agreement" means the agreement of sale dated May 9, 2000 between the Borrower and Greenville Timberline L.L.C. ("Timberline"), as amended by agreements in writing dated November 27, 2000, May 18, 2001 and July 5, 2001, under which Timberline agreed to acquire the Properties from the Borrower.

2. **Loan Advance.** Subject to and upon the fulfilment of the conditions precedent contained in paragraph 8 of this Agreement, the Lender will advance the principal amount of the Loan. The Borrower irrevocably authorizes and directs the Lender to advance the Loan to HSBC for deposit to the Borrower's HSBC Account.

3. **Use of Proceeds.** The Borrower covenants and agrees with the Lender that the Loan proceeds will be used by the Borrower to pay out and discharge the Indebtedness, being the outstanding balance of the Borrower's obligation to HSBC pursuant to the Borrower's HSBC Account, and for no other purpose whatsoever without the express written consent of the Lender.

4. **Term and Prepayment.**

(a) Any outstanding balance of the Loan, including principal, accrued interest, bonus and other costs or charges payable hereunder (collectively the "Outstanding Balance"), will be immediately due and payable by the Borrower to the Lender on the earlier of:

(i) June 30, 2004;

(ii) any change of control of the Borrower ("control" being defined as ownership of or control or direction over, directly or indirectly, 50% or more of the outstanding voting securities of the Borrower), or upon the resignation or removal and replacement of a majority of the officers or board of directors of the Borrower; or

(iii) the occurrence of an Event of Default, as defined in paragraph 12 hereof.

(b) If, during the term of the Loan the Borrower or any of its subsidiaries sells or otherwise disposes of any of its assets or closes one or more equity or debt financings, all net proceeds

from such sale, disposition or financing, up to the full amount of the Outstanding Balance, will be paid to the Lender within three (3) Business Days of receipt of the same, to be applied on account of the Loan. All payments made by the Borrower will be applied on account of the Loan, first to interest and any other costs or charges then owing, then to principal.

(c) If during the term of the Loan the Borrower directly or indirectly sells, transfers, assigns, options or disposes of all or any portion of its interest in the Properties, including but not limited to any sale or disposition pursuant to the Timberline Agreement, or if the Borrower shall receive any proceeds on account of such shares or dispositions, including pursuant to the gross sales agreement with Timberline, all proceeds therefrom, net of reasonable selling and closing costs if applicable, up to the full amount of the Outstanding Balance, shall be paid to the Lender forthwith and applied on account fo the Loan, first to interest and any other costs and charges then owing, then to the Participation Interest (as defined below), then to principal.

(d) The Borrower may repay the Loan at any time before maturity, without notice or penalty.

5. **Interest.** Interest will accrue on the full principal amount of the Loan from July 1, 2002 at the rate of three percent (3%) per annum, payable by the Borrower to the Lender annually commencing June 30, 2003, as well as after maturity, default and judgment.

6. **Participation Interest.** In consideration for the payment of $10 made by Lender to each of the Borrower and Newborn (the receipt and sufficiency of which is hereby acknowledged) and as additional consideration for the advance of the Loan, the Borrower and Newborn, hereby grant to the Lender an undivided 20% participation interest in all net proceeds derived from the sale, assignment, transfer, option or other disposition of the Properties, after deduction of the Borrower's or Newborn's direct costs associated with the ownership and sale of the Properties (the "Participation Interest"). Within 30 days of the execution and delivery of this Agreement, the Borrower shall provide the Lender with a detailed accounting and description of the Properties (including complete legal descriptions) and copies of all agreements, charges or other documents or instruments affecting title to the Properties (whether registered or not) and agree to act diligently and in good faith with the Lender and its counsel to more fully document and register the Lender's Participation Interest in the Properties, as the Lender may require. If for any reason the Lender, the Borrower and Newborn are unable to successfully conclude such documentation or registration on or before February 28, 2003, the Outstanding Balance hereunder shall immediately become due and payable in full.

7. **Security.** As security for the Loan, the Borrower will execute and deliver the following to the Lender:

(a) a promissory note, in the form attached hereto as Schedule "A" (the "Note");

(b) a general security agreement in form and terms satisfactory to the Lender, under which the Borrower will grant to the Lender a first security interest in all of the Borrower's present and after-acquired personal property (the "Security Agreement");

(c) a share pledge agreement in form and terms satisfactory to the Lender, under which the Borrower shall pledge and grant to the Lender a first security interest in 300,000 Class A shares of Quest Investment Corporation and 1,000,000 Class B shares of Quest Investment Corporation (collectively, the "Pledged Shares"). On or before January 15, 2003, the Borrower will provide the Lender with certificates representing the Pledged Shares, medallion signature guaranteed stock powers of attorney and certified directors resolutions for each share certificate, authorizing the pledge and transfer of the Pledged Shares, and such other documents or instruments as the Lender may require in connection therewith. The Pledged Shares will be registered in the name of Quest and held by Quest's counsel pursuant to an escrow agreement in form and terms satisfactory the Quest and its counsel; and

(d) on or before February 28, 2003, the Borrower will grant or cause to be granted in favour of the Lender a first mortgage over the Properties (the "Mortgage") and will cause the Mortgage to be duly registered in all offices or registries where required to perfect the Lender's security thereunder, and will further provide the Lender with such legal opinions and title insurance as the Lender may require, all in form and terms satisfactory to the Lender and its counsel. The Lender may in its sole and absolute discretion accept the assignment of an existing first mortgage over the Properties in lieu of the Mortgage.

8. **Conditions Precedent.** As conditions precedent to the advance of the Loan by the Lender:

(a) the Lender will have received satisfactory confirmation from HSBC of its agreement to release and return to the Lender the Guarantees and the Deposit upon receipt of the Loan proceeds;

(b) the Borrower will reimburse the Lender for all interests and bank charges of HSBC pursuant to the Borrower's HSBC Account and the Guarantees;

(c) the representations and warranties of the Borrower contained in paragraph 9 will be true and correct in all material respects and the Borrower will have complied with all covenants required to be complied with by it prior to the advance of the Loan by the Lender, including but not limited to the delivery of the security documents referred to above;

(d) the Lender will have completed and, in its sole and absolute discretion, be satisfied with its due diligence review of the Borrower and the Properties; and

(e) the Lender will have received the approval of its board of directors, and will in its sole and absolute discretion, be satisfied as to the creditworthiness of the Borrower and the adequacy of the collateral security provided herein.

If any of the foregoing conditions precedent are not satisfied or waived by the Lender in writing on or before December 31, 2002, this Agreement will terminate, and the Lender will be under no further obligation to the Borrower in connection with the transaction contemplated herein.

9. **Representations and Warranties.** The Borrower represents and warrants to the Lender as follows:

(a) the Borrower is a corporation incorporated under the *Canada Business Corporation Act*, has not discontinued or been dissolved under that Act;

(b) the Borrower has the power and authority to carry on its businesses as now being conducted, to acquire, own, hold, lease and mortgage or grant security in its assets including real property and personal property, and to enter into and perform its obligations under this Agreement, the Note and all other documents or instruments delivered hereunder or thereunder;

(c) this Agreement has been, the Note and all ancillary instruments or documents issued and delivered hereunder by the Borrower when executed, will have been duly authorized by all necessary action of the Borrower and each constitutes or will constitute a legal, valid and binding obligation of the Borrower enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors and to the general principles of equity;

(d) the Borrower is not in breach of or in default under any obligation in respect of borrowed money and the execution and delivery of this Agreement, the Note and all ancillary instruments or documents issued and delivered hereunder, and the performance of the terms hereof and thereof will not be, or result in, a violation or breach of, or default under the Borrower's constating documents, any law, any judgment, agreement or instrument to which it is a party or may be bound;

(e) the execution and delivery by the Borrower and the performance of its obligations hereunder does not and will not require any recording, filing, qualification or registration with, consent, authorization, approval of, or notice or other action to, with or by, any governmental or regulatory body constituted under the laws of Ontario or the federal laws of Canada applicable therein;

(f) except as disclosed in writing to the Lender in Schedule "B" hereof, no litigation or administrative proceedings before any court or governmental authority are presently ongoing, or have been threatened in writing, or to the best of the Borrower's knowledge are pending, against the Borrower or any of its assets or affecting any of its assets which could have a material adverse effect on its business or assets;

(g) the financial statements for Borrower for the most recently completed fiscal year attached as Schedule "C" hereto (the "Financial Statements"), fairly present the financial affairs of Borrower as of the date to which they are made, they have been prepared in accordance with generally accepted accounting principles consistently applied;

(h) there has been no adverse material change (actual, contemplated or threatened) in the property, assets or business of the Borrower or any of its subsidiaries since the date of release of the Financial Statements, other than as disclosed in writing by the Borrower to the Lender prior to the date of this Agreement;

(i) the Borrower has no direct or indirect subsidiary corporations except for Newborn;

(j) except as disclosed to the Lender in writing prior to the date of this Agreement, the Borrower owns its business, operations and assets (including, without limitation, the Pledged Securities), and holds good title thereto, free and clear of all liens, claims or encumbrances whatsoever, other than those in favour of the Lender;

(k) the Borrower is the registered and beneficial owner of the Properties and holds good and marketable title thereto, free and clear of all mortgages, claims, liens, charges and encumbrances whatsoever;

(l) there are no actions, suits or proceedings pending or threatened against the Properties or the Borrower or its employees, agents or any of them, which would affect any of the Properties;

(m) the Timberline Agreement constitutes a legal, valid and binding obligation of both the Borrower and Timberline enforcable by each against the other in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors to the general principles of equity;

(n) neither the Borrower nor Timberline is not in default of any of their respective obligations under the Timberline Agreement or any other agreement in respect of the sale or development of the Properties;

(o) there are no expropriation or other similar proceedings actual or threatened, against the Properties or any part thereof;

(p) the Borrower has not knowingly withheld any facts relating to the Properties which would be material to the Lender; and

(q) the Borrower maintains, and is in good standing with respect of, all risk, public liability, property damage and any other customarily classes of insurance covering the properties, which insurance in respect of lost or damage to any buildings, is an amount at least equal to the replacement value thereof.

10. **Positive Covenants of the Borrower.** The Borrower covenants and agrees that so long as any monies will be outstanding under this Agreement, it will:

(a) on or before January 15, 2003, cause to be executed and delivered a legal opinion of the Borrower's counsel, in form and terms satisfactory to the Lender and its counsel;

(b) at all times maintain its corporate existence and the corporate existence of all other corporations owned or controlled by it that own assets material to the Borrower's business;

(c) duly perform its obligations under this Agreement, the Participation Agreement and the Timberline Agreement;

(d) carry on and conduct its business in a proper business-like manner in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(e) furnish and give to the Lender within seven (7) Business Days of delivery of a written demand from the Lender such reports, certificates, updated financial statements, including monthly internal financial and operational reports and documents and such other information with respect to the Borrower as the Lender may request;

(f) provide the Lender with written notice of any proposed financing made by or to the Borrower;

(g) forthwith provide to the Lender copies of all financial statements, both audited and unaudited, as they become available from time to time;

(h) furnish and give to the Lender (if such is the case) notice that there has occurred and is continuing an Event of Default under this Agreement or any event which would constitute an Event of Default hereunder or thereunder and specifying the same; and

(i) perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement.

11. **Negative Covenants of the Borrower.** The Borrower covenants and agrees with the Lender that the Borrower will not without first obtaining the written consent of the Lender:

(a) make, give, create or permit or attempt to make, give or create any mortgage, charge, lien or encumbrance that ranks equal to or in priority to the security interest of the Lender over the assets of the Borrower;

(b) allot and issue any new shares of any subsidiary corporation;

(c) declare or provide for any dividends or other payments based on share capital;

(d) redeem or purchase any of its shares;

(e) make any sale of or dispose of any substantial or material part of its business, assets or undertaking, including its interest in the shares or assets of Newborn or any other subsidiary outside of the ordinary course of business;

(f) save and except for purchase money security interests, chattel mortgages and equipment leases entered into in the ordinary course of business, borrow or cause Newborn or any other subsidiary to borrow money from any person other than the Lender without first obtaining and delivering to the Lender a duly signed assignment and postponement of claim by such person in favour of the Lender, in form and terms satisfactory to the Lender;

(g) pay out any shareholders loans or other indebtedness to non-arm's length parties; or

(h) guarantee the obligations of any other person, directly or indirectly.

12. **Events of Default.** Each and every of the events set forth in this paragraph will be an event of default ("Event of Default"):

(a) if the Borrower fails to make any payment of principal, interest or bonus when due hereunder, and such failure continues for two (2) Business Days;

(b) if the Borrower defaults in observing or performing any material term, covenant or condition of this Agreement or any other collateral document delivered hereunder or in connection with the Loan, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such failure continues for five (5) Business Days;

(c) if any of the Borrower's covenants or representations in this Agreement, the Pledge Agreement or any other collateral document delivered hereunder or in connection with the Loan were at the time given false or misleading in any material respect;

(d) if Borrower defaults, in any material respect, in observing or performing any term, covenant or condition of any debt instrument or obligation by which it is bound, makes an assignment for the benefit of its creditors, or admits in writing its inability to pay its debts as they become due, or is adjudicated bankrupt or insolvent;

(e) if Borrower permits any sum which has been admitted as due by the Borrower, or is not disputed to be due by it, and which forms or is capable of being made a charge upon any of the assets or undertaking of the Borrower to remain unpaid or not challenged for 30 days after proceedings have been taken to enforce the same;

(f) if Borrower, either directly or indirectly through any material subsidiary, ceases or threatens to cease to carry on business;

(g) if Borrower petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; and

(h) if any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against Borrower which is not opposed by the Borrower in good faith, or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding.

13. **Effect of Event of Default.** If any one or more of the Events of Default occurs or occur and is or are continuing, the Lender may without limitation in respect of any other rights it may have in law or hereunder, or under the Note or the Pledge Agreement, demand immediate payment of all monies owing hereunder.

14. **Lender's Legal Fees.** The Borrower will pay for the Lender's legal fees and other costs, charges and expenses (including due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the security hereunder, as may be required by the Lender to complete this transaction. If the Borrower fails to pay all of the Lender's legal fees and other costs, charges and expenses due hereunder, within 30 days of presentment of an invoice, such amount will be added to and form part of the principal amount of the Loan and will

accrue interest from such date as if it had been advanced by the Lender to the Borrower hereunder.

15. **Indemnity.** The Borrower agrees to indemnify and save harmless the Lender and each of its directors, officers, employees and agents from and against all liabilities, claims, losses, damages and reasonable costs and expenses in any way caused by or arising directly or indirectly from or in consequence of the occurrence of any Event of Default under this Agreement.

16. **Notices.** In this Agreement:

(a) any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post to the address or facsimile transmission number of each party set out below:

(i) if to the Lender:

Quest Investment Corporation
Suite 300, 570 Granville Street
Vancouver, B.C. V6C 3P1

Attention: Brian E. Bayley
Fax No: (604) 681-4692

(ii) if to the Borrower:

A. & E. Capital Funding Inc.
Suite 300, 2300 Yonge Street
Toronto, Ontario M4P 1E4

Attention: Gordon Ewart
Fax No.: (416) 483-1516

or to such other address or facsimile transmission number as any party may designate in the manner set out above; and

(b) notice or communication will be considered to have been received:

(i) if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

(ii) if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

(iii) if mailed by prepaid registered post upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

17. **Assignment.** The Borrower acknowledges and agrees that the Lender may assign all or part of the Loan, this Agreement and all collateral agreements, documents or instruments delivered hereunder to one or more assignees, subject only to the Lender's notification of such assignment or assignments being given in writing to the Borrower.

18. **Agreement to Pay.** Upon receipt of written notice and direction from the Lender, the Borrower covenants and agrees, net of all applicable withholding taxes, to make all payments of interest, principal and bonus due under this Agreement to the Lender and any assignee, *pro rata* in accordance with their respective proportionate interests in the Loan as set out in such written notice and direction, absent which all such payments may be made to the Lender.

19. **Enurement.** This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

20. **Waivers.** No failure or delay on the Lender's part in exercising any power or right hereunder will operate as a waiver thereof.

21. **Remedies are Cumulative.** The Lender's rights and remedies hereunder are cumulative and not exclusive of any rights or remedies at law or in equity.

22. **Time.** Time is of the essence of this Agreement and all documents and instruments delivered hereunder.

23. **Criminal Code Compliance.** In this paragraph the terms "interest", "criminal rate" and "credit advanced" have the meanings ascribed to them in Section 347 of the *Criminal Code* (Canada) as amended from time to time. The Borrower and the Lender agree that, notwithstanding any agreement to the contrary, no interest on the Loan or the credit advanced by the Lender under this Agreement will be payable in excess of that permitted under the laws of Canada. If the effective rate of interest, calculated in accordance with generally accepted actuarial practices and principles, would exceed the criminal rate on the credit advanced, then:

(a) the elements of return which fall within the term "interest" will be reduced to the extent necessary to eliminate such excess;

(b) any remaining excess that has been paid will be credited towards prepayment of the Loan; and

(c) any overpayment that may remain after such crediting will be returned forthwith to the Borrower upon demand,

and, in the event of dispute, a Fellow of the Canadian Institute of Actuaries appointed by the Lender will perform the relevant calculations and determine the reductions, modifications and credits necessary to effect the foregoing and the same will be conclusive and binding on the parties. This

Agreement, the Note and all related agreements and documents will automatically be modified to reflect such modifications without the necessity of any further act or deed of the Borrower and the Lender to give effect to them.

24. **Invalidity.** If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby to the fullest extent possible by law.

25. **Governing Laws.** This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The Borrower and Newborn submit to the non-exclusive jurisdiction of the Courts of the Province of British Columbia and agree to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, but the foregoing will in no way limit the right of the Lender to commence suits, actions or proceedings based on this Agreement in any jurisdiction it may deem appropriate.

26. **Judgment Currency.** If to obtain a judgment in any court it is necessary to convert a sum due hereunder in US Dollars into Canadian Dollars, the rate of exchange to be applied will be the Bank of Canada noon rate for the purchase of US Dollars with Canadian Dollars on the Business Day preceding that on which final judgment is given. The obligation of the Borrower in respect of any sum due from it under this Agreement in US Dollars will, notwithstanding any judgment in Canadian Dollars, be discharged only to the extent that on the business day following receipt by the Lender of any sum adjudged to be due hereunder in Canadian Dollars the Lender may purchase US Dollars with Canadian Dollars at the Bank of Canada noon rate, and if the amount of US Dollars so purchased falls short of the sum originally due to the Lender in US Dollars, the Borrower agrees, as a separate obligation and notwithstanding any judgment, to indemnify the Lender against such shortfall.

27. **Amendment.** This Agreement may be varied or amended only by or pursuant to an agreement in writing signed by the parties hereto.

28. **Schedules.** All Schedules attached hereto will be deemed fully a part of this Agreement.

29. **Currency.** All references herein to "dollars" or "$" are to United States dollars, unless otherwise indicated.

30. **Counterparts.** This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date first above written.

QUEST INVESTMENT CORPORATION

Per: ______________________________

Authorized Signatory

A. & E. CAPITAL FUNDING INC.

Per: ______________________________

Authorized Signatory

NEWBORN REALTY CORP.

Per: ______________________________

Authorized Signatory

QUEST INVESTMENT CORPORATION

Per:

____
Authorized Signatory

A. & E. CAPITAL FUNDING INC.

Per:

____
Authorized Signatory

NEWBORN REALTY CORP.

Per: ____________________________
Authorized Signatory

SCHEDULE "A"

PROMISSORY NOTE

Principal Amount: **US$2,522,147.68**

For value received, A. & E. CAPITAL FUNDING INC., a *Canada Business Corporations Act* corporation, (the "Borrower") hereby promises to pay to or to the order of QUEST INVESTMENT CORPORATION (the "Lender") the principal sum of US$2,522,147.68 (the "Loan") on the earlier of:

(a) June 30, 2004;

(b) any change of control of the Borrower ("control" being defined as ownership of or control of direction over, directly or indirectly, 50% or more of the outstanding voting securities of the Borrower), or upon the resignation or removal and replacement of a majority of the officers or board of directors of the Borrower; and

(c) the occurrence of an Event of Default (as defined in the Loan Agreement among the Borrower, the Lender and Newborn Realty Corp. dated as of July 1, 2002),

together with interest accruing on the outstanding principal amount from the date hereof at a rate of THREE PERCENT (3%) per annum, annually, before and after each of maturity, default and judgment, payable annually commencing on June 30, 2003. All payments under this promissory note will be made by certified cheque, cash or bank draft and delivered to the Lender at Suite 300, 570 Granville Street, Vancouver, British Columbia V6C 3P1. All payments made by the Borrower will be applied first to interest, bonus and any other costs or charges owed to the Lender, then to principal.

The undersigned is entitled to prepay this promissory note, in whole or in part, without notice or penalty. This promissory note will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein.

Dated: July 1, 2002.

A. & E. CAPITAL FUNDING INC.

Per:

____

Authorized Signatory

SCHEDULE "B"

LITIGATION

None.

SCHEDULE "C"

FINANCIAL STATEMENTS

A & E Capital Funding Inc.
Consolidated Financial Statements
For the years ended December 31, 2001 and 2000

Contents

Auditors' Report

To the Shareholders of
A & E Capital Funding Inc.

We have audited the consolidated balance sheets of A & E Capital Funding Inc. as at December 31, 2001 and 2000 and the consolidated statements of income and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) BDO Dunwoody LLP

Chartered Accountants

Oakville, Ontario
April 17, 2002

A & E Capital Funding Inc.
Consolidated Balance Sheets

December 31	2001	2000
Assets		
Cash	**$ 14,047**	$ 317,105
Accounts receivable	**24,980**	47,467
Investments (Note 1)	**2,373,572**	5,515,640
Property and improvements (Note 2)	**8,926,552**	8,896,494
	$ 11,339,151	$ 14,776,706

Liabilities and Shareholders' Equity

Liabilities

	2001	2000
Accounts payable	**$ 662,096**	$ 236,446
Due to brokers	**420,779**	381,143
Loans payable (Note 3)	**7,621,282**	7,531,883
Convertible debentures (Note 4)	**3,346,459**	-
	12,050,616	8,149,472

Shareholders' Equity

	2001	2000
Convertible debentures (Note 4)	**-**	3,181,375
Share capital (Note 5(b))	**8,007,805**	8,023,192
Contributed surplus (Note 5(c))	**137,047**	122,335
Deficit	**(8,856,317)**	(4,699,668)
	(711,465)	6,627,234
	$ 11,339,151	$ 14,776,706

On behalf of the Board

(signed) Robert G. Atkinson
Director

(signed) Gordon D. Ewart
Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

A & E Capital Funding Inc.
Consolidated Statements of Income and Deficit

For the years ended December 31	2001	2000
Revenue		
Investment income (loss)		
Gain on sale of investments	$ 1,516	$ 907,797
Equity loss in significantly influenced company	(2,102,746)	(181,684)
Interest	12,630	17,469
Dividends	6,500	8,000
Foreign exchange gain (loss)	(253,952)	8,791
	(2,336,052)	760,373
Consulting and other income	699,577	180,024
	(1,636,475)	940,397
Expenses		
Interest	589,839	674,543
General	569,075	607,849
	1,158,914	1,282,392
Loss before undernoted item	(2,795,389)	(341,995)
Writedown of investments	(1,120,878)	(71,875)
Net loss for the year	(3,916,267)	(413,870)
Deficit, beginning of year	(4,699,668)	(4,053,284)
Allocation to convertible debentures (Note 4)	(159,069)	(151,201)
Dividends - preferred shares	(81,313)	(81,313)
	(4,940,050)	(4,285,798)
Deficit, end of year	$ (8,856,317)	$ (4,699,668)
Basic loss per share (Note 7)	$ (0.45)	$ (0.07)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

A & E Capital Funding Inc.
Consolidated Statements of Cash Flows

For the years ended December 31	2001	2000
Cash provided by (used in)		
Operating activities		
Net loss for the year	$ (3,916,267)	$ (413,870)
Adjustments to reconcile net loss to net cash provided by operating activities		
Gain on sale of investments	(1,516)	(907,797)
Equity loss in significantly influenced company	2,102,746	181,684
Foreign exchange loss (gain)	253,952	(8,791)
Writedown of investments	1,120,878	71,875
Allocation to convertible debentures	(159,069)	(151,201)
Capitalized interest on loans payable	199,408	360,114
Net changes in non-cash working capital balances	442,543	(42,272)
	42,675	(910,258)
Financing activities		
Net advances from brokers	39,636	19,324
Proceeds from loans payable	199,408	426,360
Repayments of loans payable	(466,944)	(260,477)
Repurchase of capital stock (Note 5(c))	-	(62,386)
Dividends declared and unpaid	(81,313)	(81,313)
	(309,213)	41,508
Investing activities		
Purchase of investments	(361,804)	(968,690)
Net proceeds on sale of investments	355,342	2,378,843
Additions to property and improvements	(30,058)	(1,075,396)
Net proceeds on sale of property and improvements	-	1,349,686
Buyout of joint venturer (Note 11)	-	(520,500)
	(36,520)	1,163,943
Net increase (decrease) in cash	(303,058)	295,193
Cash, beginning of year	317,105	21,912
Cash, end of year	$ 14,047	$ 317,105

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Nature of Business

The Company is incorporated under the Canada Business Corporations Act and is a diversified investment company engaged in investing in emerging growth companies. The investee companies are engaged in activities including real estate development, manufacturing, and natural resource development.

Basis of Consolidation

These consolidated financial statements include the accounts of A & E Capital Funding Inc., ("the Company") and its wholly-owned subsidiary, Foothills Development Inc. ("Foothills"). In turn, Foothills' accounts include the accounts of its wholly-owned subsidiaries, Newborn Realty Corporation ("Newborn") and Laurel Development Corporation ("Laurel"). Reference is made to Note 11. All significant intercompany transactions and balances have been eliminated.

Investments

The Company accounts for its investments in companies subject to significant influence using the equity method. Portfolio investments are carried at cost. Declines in market value below cost are recognized when such declines are considered other than temporary.

Property and Improvements

Property and improvements are stated at acquisition cost including development charges. All expenses and carrying charges related to the property are capitalized as incurred as a cost of the property. It is management's opinion that the net recoverable value of the property exceeds its carrying cost.

Revenue Recognition

Investment income is recognized on the accrual basis.

Stock-Based Compensation Plan

The Company's stock-based compensation plan is described in Note 5(d). No compensation expense is recognized for this plan when share options are issued. Any consideration paid on exercise of share options is credited to share capital.

Foreign Currency

Monetary assets and liabilities denominated in United States dollars are translated at year-end exchange rates. Revenues and expenses are translated at the transaction date exchange rate. Foreign currency gains and losses are included in income.

Assets and liabilities of integrated foreign subsidiary operations and foreign currency denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the transaction date for non-monetary items. The revenues and expenses are converted at the average exchange rate for the year. Gains or losses on translation are expensed.

A & E Capital Funding Inc.
Summary of Significant Accounting Policies

For the years ended December 31, 2001 and 2000

Financial Instruments	The Company is exposed to currency, credit and interest rate risk arising primarily from holding investments as disclosed in Note 1 and from loans payable as disclosed in Note 3.
Use of Estimates	The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.
Related Party Transactions	Except as described in Note 9(f), related party transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

1. **Investments**

	2001	2000
Company subject to significant influence Bradstone Equity Partners, Inc. ((c) below)	**$ 1,325,175**	$ 3,313,705
Portfolio investments		
Shares and warrants (fair value - $675,572; (2000 - $894,019))	**931,397**	2,084,935
Debt instruments 10% demand loan	**117,000**	117,000
	1,048,397	2,201,935
	$ 2,373,572	$ 5,515,640

(a) The fair values of the investments in common shares disclosed above are based on the quoted closing market prices at the balance sheet date for shares in public companies. For investments in private companies, the fair market value is not readily determinable because these investments are not publicly traded.

The Company invests extensively in emerging growth companies which are in the development stage or in companies which primarily hold investments in such companies. At the balance sheet date, the quoted market value of certain investments was lower than the carrying amount. Most of the investee companies have not yet established commercial viability for their business activities and have not yet earned significant revenue; therefore, the quoted market values of their shares is not necessarily indicative of the fair value of these investments. Management did not consider it practical to determine fair value by other means. The recoverability of invested amounts is dependent upon the eventual commercial success of these entities. Lack of positive developments, or adverse developments, could result in writedowns of the carrying values of these investments.

(b) The fair values of the debt instruments approximate their carrying value.

(c) Bradstone Equity Partners, Inc. ("Bradstone")

In August 2000, the Company exchanged 438,483 Single Voting Shares of Bradstone for 438,483 Multiple Voting Shares of Bradstone.

In 2001, the Company purchased 105,000 Single Voting Shares and 1,400 Multiple Voting Shares, thereby increasing its voting interest in Bradstone to 44.99% and increasing its equity interest to 29.40%.

On April 5, 2002, Bradstone Equity Partners, Inc. ("Bradstone") announced that it had entered into an agreement with Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. (collectively the "Combining Companies") for a business combination and reorganization of Bradstone and the Combining Companies.

Completion of the business combination will result in the shareholders of the Combining Companies holding approximately 83% of the Bradstone's Subordinate Voting Shares. As a result of this dilution of the ownership of the original shareholders of Bradstone, the Company will own approximately an 8.5% interest in the underlying net assets of the Company and a 24.7% voting interest in the Company. Management expects to continue to exercise significant influence over Bradstone.

1. Investments - (Continued)

(c) Bradstone Equity Partners, Inc. ("Bradstone") - (Continued)

Completion of the business combination is subject to a number of material conditions precedent, including Bradstone and the Combining Companies receiving all necessary shareholder and regulatory approvals.

2. Property and Improvements

	2001	2000
Land	**$ 3,818,952**	$ 3,818,952
Waste water treatment plant	**1,572,331**	1,572,331
Site servicing	**1,178,843**	1,178,843
Soft costs	**1,629,598**	1,599,540
Interest	**1,081,619**	1,081,619
Other preacquisition costs	**994,895**	994,895
Gross costs	**10,276,238**	10,246,180
Proceeds on sale of property, net of commissions	**(1,349,686)**	(1,349,686)
	$ 8,926,552	$ 8,896,494

The Company, through its subsidiaries, owns approximately 233 acres of land in Greenville, South Carolina, which is being developed as residential property. The property originally consisted of 460 lots over approximately 305 acres.

The Company has negotiated agreements with developers to sell the entire property in four phases. The sale of Phases I and II closed during 2000 for base proceeds of $950,000 U.S. The sales of Phase III and Phase IV are expected to close in the third quarter of 2002 and third quarter of 2003, respectively, for base proceeds of $1,000,000 U.S. per phase. The purchaser's options to purchase Phase III and IV are contingent on achieving 80% of sellout and a predetermined level of gross sales for lots in the immediately preceding phase. As at December 31, 2001, 27 of 95 lots had been sold in Phase II.

The Company is entitled to receive additional sale proceeds of 45% of the developer's gross proceeds from the sale of lots above certain agreed-upon aggregate sales thresholds for Phases II, III and IV. These proceeds will be recognized in income when the sales thresholds are achieved. Assuming all lots in the property will be sold, the anticipated additional proceeds will be approximately $5,300,000 U.S.

Under the agreements, the purchasers are responsible for all ongoing development costs of the property. Development of Phase II is in progress.

The net proceeds on sale of Phases I and II have been netted against property and improvements, as an insufficient portion of the property has been sold to determine a reasonable allocation of costs to the property sold. In addition, there is uncertainty as to the amount of contingent sales proceeds.

For the years ended December 31, 2001 and 2000

3. Loans Payable

	2001	2000
Broker margin account loan, $2,447,420 U.S., bearing interest at prime plus 2%, secured by a guarantee provided by a related party (Note 9(e))	**$ 3,898,251**	$ 3,370,895
10% promissory note, principal due on December 31, 2002, interest payable monthly, secured by personal guarantees of two directors, including accrued interest of $5,888 (2000 - $5,888)	**242,888**	242,888
9.5% promissory note, interest and principal amounts due on demand, including accrued interest of nil (2000 - $153,380)	**74,653**	528,255
Demand notes, bearing interest at prime plus 2%, including accrued interest of $610,718 (2000 - $483,734)	**2,490,729**	2,507,842
Demand notes, non-interest bearing	**94,231**	94,231
7% demand loan, including accrued interest of $58,954 (2000 - $43,641)	**238,921**	213,067
9% demand notes, including accrued interest of $29,640 (2000 - $24,975)	**79,640**	74,975
5% convertible debentures (Note 4), including accrued interest of $501,969 (2000 - $334,646)	**501,969**	499,730
	$ 7,621,282	$ 7,531,883

(a) Principal payments for fixed term loans due in the next year are as follows:

2002 - $ 237,000

(b) All interest rates represent simple interest.

(c) The fair value of the fixed rate debt has been determined based on interest rates at year end for debt with similar terms and risks. The fair value of the debt is approximately equal to its carrying value, as the majority of loans bear fair value interest rates or are due on demand.

4. Convertible Debentures

$3,346,459 (2000 - $3,346,459), 5% convertible subordinated debentures bear interest at 5%, and are convertible at the holders' option at $1.75 per common share. The Company can require the holders to convert the debentures at $1.75 per common share provided that the shares were trading at an average of $2.75, or greater, for at least 20 consecutive business days. The 5% convertible debentures were reported as shareholders' equity in the balance sheets, reflecting the Company's initial determination of its intention and ability to convert the debentures into common shares.

4. Convertible Debentures - (Continued)

A portion of convertible debentures, nil (2000 - $499,730), representing the present value of interest payments on convertible debentures to the original maturity date of December 31, 2001, were classified as loans payable. This decline of this amount has been offset by an increase in the convertible debentures classified as equity. Interest paid on the debentures was allocated between the debt and equity portions of the debentures. The interest relating to the equity portion of the debentures is charged directly to retained earnings.

On November 6, 2001, the term of the debentures was extended to December 31, 2002, with all other terms and conditions remaining unchanged. Due to the unlikelihood of conversion into common shares based on these terms, the entire amount was reclassified from equity to debt. Based on market interest rates, the fair value of the debentures at December 31, 2001 is approximately $3,260,000 (2000 - $3,210,000).

5. Share Capital

(a) Authorized

1,000,000 Series 1 and 1,000,000 Series 2 cumulative preferred shares; each redeemable, voting and convertible into common shares at the holders' discretion at a price of $2.10 and $2.30 per share, respectively. Each Series 1 and Series 2 preferred share pays an annual dividend of 5%, or $0.105 per Series 1 share and $0.115 per Series 2 share.

An unlimited number of Class "A" Multiple Voting Shares carrying five votes each and an unlimited number of Class "B" Subordinate Voting Shares carrying one vote each.

(b) Issued

		2001	2000
323,810	Series 1 preferred shares (2000 - 323,810)	**$ 680,000**	$ 680,000
411,413	Series 2 preferred shares (2000 - 411,413)	**946,250**	946,250
3,638,097	Multiple Voting Shares (2000 - 3,652,597)	**1,986,279**	1,994,195
5,570,971	Subordinate Voting Shares (2000 - 5,586,471)	**4,395,276**	4,407,507
	Treasury shares	**-**	(4,760)
		$ 8,007,805	$ 8,023,192

(c) The Company is allowed to repurchase for cancellation up to 5% of its outstanding shares on an annual basis through an issuer bid.

In 2000, 108,987 Multiple Voting Shares and 99,987 Subordinate Voting Shares were repurchased by the Company for total consideration of $62,386. As of December 31, 2001, 96,987 Multiple Voting Shares and 86,987 Subordinate Voting Shares had been cancelled resulting in contributed surplus of $63,965, and the remaining 12,000 Multiple Voting shares and 13,000 Subordinate Voting Shares were held in treasury at their acquisition cost of $4,760, pending cancellation.

In 2001, 2,500 Multiple Voting Shares and 2,500 Subordinate Voting Shares were repurchased by the Company for total consideration of $675 and had been cancelled, resulting in an increase in contributed surplus of $2,663.

Dividends of $81,313 were declared on the Series I and Series 2 preferred shares for each of the years ended December 31, 2001 and 2000. These dividends are included in accounts payable as at December 31, 2001.

5. Share Capital - (Continued)

(d) Share Options

On April 19, 2000, the Board approved the issuance of 295,000 Subordinate Voting Share options and 295,000 Multiple Voting Share options. All options are held by directors or executive officers of the Company, are exercisable at $0.40 per share and expire on April 19, 2005.

The maximum number of shares authorized to be optioned is 650,000.

6. Income Taxes

	2001	2000
Basic tax at 41.75% (2000 - 43.62%)	$ (1,630,000)	$ (181,000)
Amounts not subject to tax:		
Non-taxable portion of gain on sale of investments	-	(109,000)
	(1,630,000)	(290,000)
Amounts not deductible (deductible) for tax purposes:		
Non-deductible expenses	1,000	1,000
Non-deductible portion of writedown of investments	117,000	16,000
Equity loss in significantly influenced company	877,000	79,000
Allocation of convertible debenture interest to equity	(66,000)	(66,000)
	(701,000)	(260,000)
Unrecorded income tax benefits	701,000	260,000
	$ -	$ -

Effective January 1, 2000 the Company adopted the liability method of accounting for income taxes. The adoption of this standard did not have a material effect on the financial statements.

Included in the unrecognized deductible temporary differences are approximately $3,012,000 in non-capital losses and $23,700,000 in net capital losses for income tax purposes which may be carried forward and used to reduce taxable income in future years. The net capital losses are only available to offset against taxable capital gains. The right to claim the non-capital losses expires as follows: 2002 - $800,000, 2003 - $357,000, 2004 - $482,000, 2005 - $251,000, 2006 - $419,000, 2007 - $353,000 and 2008 - $350,000. The net capital losses have no expiry date.

7. Loss Per Share

The loss per share figures are calculated using the weighted average number of shares outstanding during the year.

Effective January 1, 2001, the Company adopted the recommendations of the CICA Handbook, Section 3500, Earnings Per Share. Basic loss per share has been calculated using the weighted average number of common shares outstanding during the year. Under the new standard, the diluted earnings per share calculation increases the number of shares used in the calculation, determined using the treasury method. Under both the new standard and old standard, the exercise of share options would not be dilutive for 2001 and 2000.

8. Supplementary Cash Flow Information

		2001		2000
Interest paid	$	222,965	$	461,847
Equity investment transferred as extinguishment of loans payable and accrued interest		50,000		-

9. Related Party Transactions

(a) Debt instruments of $117,000 (2000 - $117,000) are receivable from a current shareholder of the Company.

(b) Loans payable and convertible debentures of $2,097,941 (2000 - $1,994,977) are owed to a current director and shareholder of the Company, including accrued interest of $435,441 (2000 - $332,477). Loans payable and convertible debentures of $5,240,364 (2000 - $5,104,498) are owed to five (2000 - five) current shareholders of the Company, including accrued interest of $924,356 (2000 - $682,924).

(c) Included in consulting and other income is $219,920 (2000 - $164,328) from Bradstone Equity Partners, Inc. (Note 1(c)), calculated quarterly as 1.5% of the book value of assets under administration, less consulting fees paid by Bradstone on behalf of the Company.

(d) Included in general expenses are the following consulting fees: $99,996 (2000 - $104,996) paid to companies controlled by current directors of the Company, $15,996 (2000 - $15,996) paid to a company controlled by a current executive officer of the Company, and $48,000 (2000 - $48,000) paid to a current shareholder of the Company.

(e) A broker margin account loan (Note 3) has been guaranteed to a maximum of $2,000,000 U.S. by a company with common directors. The guarantor has charged a fee of $50,000, plus an additional $10,000 for each full month the loan is outstanding after December 31, 2000. As support for this guarantee, the Company has assigned as collateral certain portfolio investments with cost of $198,777 and fair value of $30,895.

(f) During 2000, the Company entered into share exchange transactions with a shareholder of the Company. (Note 1(c)) Since the shares exchanged and received represent an equivalent financial interest in productive assets, the transaction was recorded at carrying value and no gain or loss was recognized.

10. Contingent Liabilities

A Statement of Claim in the amount of $152,219 has been registered against the Company with respect to legal fees incurred during the reorganization of a former subsidiary. Management has filed a Statement of Defence and believes that the Company is in a strong position to defend the lawsuit. Accordingly, no provision has been made for the claim in the financial statements.

On March 22, 2002, the Company and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the financial statements.

The ultimate outcome of these claims are not determinable at the time of issue of these financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

11. Acquisition

Laurel Development Corporation ("Laurel")

On March 8, 2000, Foothills entered into a Forbearance Agreement with the other 50% shareholder of Laurel to assume the other shareholder's $1,500,000 U.S. mortgage receivable from Laurel for consideration of $350,000 U.S.

Also under the Forbearance Agreement, the Joint Venture Forbearance Agreement between the shareholders was terminated, and the other shareholder agreed to transfer its shareholdings to Foothills for no additional consideration upon payment of the consideration above. Upon this transfer, Laurel became a wholly-owned subsidiary of Foothills. Accordingly, Laurel, which had been previously accounted for using the proportionate consolidation method, has been fully consolidated with the Company effective January 1, 2000.

12. Segmented Information

The Company identifies operating segments based on companies or groups of companies over which it exercises control, and the industries in which they operate. As of December 31, 2001, the only reportable operating segment apart from the Company's investments and merchant banking operations was real estate development.

The investment and merchant banking operations are based in Canada, although some of the investees are based in or have operations in foreign countries. It is impracticable to provide specific geographic information about this operating segment. The real estate development operations are based exclusively in the United States.

Following is a summary of the total assets of the Company's reportable operating segments:

	2001	2000
Investments and merchant banking	**$ 2,412,599**	$ 5,880,212
Real estate development	**8,926,552**	8,896,494
	$ 11,339,151	$ 14,776,706

The results of operations are substantially attributable to the investment and merchant banking segment.

13. Comparative Amounts

Certain comparative amounts in the financial statements have been reclassified to conform with the current year's presentation.